9 September 2011

Mr Jim Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
US Securities and Exchange Commission
Washington D.C. 20549

Re:	AstraZeneca Plc Form 20-F for Fiscal Year Ended December 31, 2010 File No. 1-11960

Dear Mr Rosenberg,

Further to your letter of July 29, please find attached our responses to the comments you have raised with respect to our Form 20-F for the fiscal year ended 31 December 2010.  In making these responses, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We trust that these responses provide you with the information you require. Please note that page numbers throughout our response, unless otherwise indicated, refer to our Annual Report and Form 20-F Information 2010.  Where we propose additional or enhanced disclosures these are included in italics in our response to your comments.

Should you have any further queries, please do not hesitate to contact either Paul Kenyon, Senior Vice President Group Finance, on +44 207 604 8070, Andy Chard, Director of Financial Reporting, on +44 1625 517279 or me, on +44 207 604 8052.

Yours sincerely,

/s/ S Lowth

S Lowth
Chief Financial Officer

Exhibit 15.1: Annual Report and Form 20-F Information 2010

Business Review

Delivering our Strategy: Research and Development, page 26

1. We acknowledge your response to our comment two and request further information to understand your assertion that disclosure regarding the period of exclusivity that will be obtained if regulatory approval is obtained for pipeline products may be misleading. Assume approval to launch the drug was received as of December 31, 2010 and please provide us the following information for each line extension product on page 206 for those extensions that have not been launched in the US, EU, Japan or in an emerging market, and for any three Phase III/registration compounds on page 207 that have not been launched in the US, EU, Japan or in an emerging market:
•	The remaining years or exclusivity of the lastest-to-expire existing patent that protects the product;
•	The nature of and number of years of regulatory exclusivity available in excess of the remaining years of the patent in the first bullet;
•	How each year beyond December 31, 2010, the assumed approval date, to get actual approval impacts the number of years in bullets one and two; and
•
The nature of other significant factors, such as pending or anticipated patent applications, pediatric exclusivity extensions, etc., and how each could impact the number of years in the first two bullets.

In providing the above information:
•	It is not necessary to provide the actual name of the product in your response to us; and
•	It will suffice to address only one jurisdiction of the four jurisdictions (i.e. US, EU, Japan or emerging markets).

For a variety of reasons discussed in more detail below, we continue to believe that disclosure of hypothetical patent term or regulatory exclusivity period (data exclusivity, pediatric exclusivity or orphan status) based on numerous risk assumptions is not useful or meaningful and could be misleading.

First, and importantly, your comment asks us to assume, for all line extension products and three Phase III/registrations compounds, that approval to launch was received as of December 31, 2010, and from this assumption to describe the number of years of patent protection, regulatory exclusivity and certain other information for each such compound.  We believe that we are not able to reliably make assumptions as to the date on which a compound will receive regulatory approval and, further, that to do so could imply a misleading level of certainty that any particular development candidate will ultimately be marketed given the number of other factors that can impact the development of pipeline compounds.  The process of obtaining regulatory approval for a compound is highly uncertain and unpredictable, and regulators can refuse to grant approval, or may require additional data before approval is given, leading to delays in the process.  These risks are discussed in detail in our 2010 Annual Report and 20-F Information, including in the “Risk” section at page 97 under the heading “Difficulties of obtaining and maintaining regulatory approvals for new products”.  For example, in that section we provide the following reasons, among others, for the inherent risk and uncertainty of this process:

•
“The submission of an application to regulatory authorities…may or may not lead to approval to market the product.  Regulators can refuse to grant approval or may require additional data before approval is given, even though the medicine may already be launched in other parts of the world.

•
The predictability of the outcome and timing of [regulatory] review processes remains challenging, particularly in the US, due to competing regulatory priorities and a continuing sentiment of risk aversion on the part of regulatory reviewers and management.

•
Delays in regulatory reviews and approvals could impact the timing of a new product launch and the drive for public transparency of the review processes through the more extensive use of public advisory committees, which in the US, continue to add to the unpredictability of the process.  For example, the approval of Brilinta and Axanum in the US has been delayed by Complete Response Letters which requested further data and/or analyses.”

Due to this inherent uncertainty in the timing for, and potential delays in, obtaining regulatory approval for a compound, we do not consider it meaningful or appropriate to provide information that is based on a projected assumed approval date.

Furthermore, as referenced above and emphasised in our letter of 1 July 2011, the most significant uncertainty in relation to pipeline products is not their patent term but the reality that compounds may never obtain regulatory approval or product development may stop before approval is applied for, and therefore the period of patent protection becomes irrelevant. As you know, we have provided in our 2010 Annual Report and 20-F the patent expiry dates for our key marketed products (see page 31).  To provide the type of information that you have requested regarding patent term and exclusivity periods for development candidates, we believe, risks being potentially misleading by implying a higher level of certainty that a particular development compound will ultimately be launched than is in fact the case, given the number of other significant factors that impact the progression of any such development candidate.

Second, there is an inherent assumption in your comment that we can predict, before approval, the complete set of patents that will be relevant to that product after approval. For both Phase III/registration and line extensions, this assumption is incorrect as we are only able to determine with precision the complete set of patents that are relevant to an approved product once the language of such approval is obtained. In the US, once a drug product has been approved by the FDA on the basis of safety and effectiveness, certain patent, exclusivity and other information relating to that product is listed in the FDA’s “Orange Book” publication.  It is not possible to precisely determine the full range of our patents that should be Orange Book listed for a particular product until the language of that approval is known. To imply that certain of our specific patents might protect drug or line extensions which are yet to be approved would be potentially misleading, because based on the approval itself, once obtained, the patents used in the examples may no longer be relevant to the applicable product and thus not listed in the Orange Book or may not constitute the last patents to expire protecting such drug or line extensions.

Third, you have asked us to indicate the number of years of regulatory exclusivity available in excess of the patent term.  For purposes of your question, we will take “regulatory exclusivity”, in the US, as granted by the FDA upon approval of a drug or new indication for an approved drug to include the rights described below.  Exclusivity is granted at approval date for the following fixed periods:

•	Orphan Drug: 7 years of marketing exclusivity from approval date.

•	Data Exclusivity: 5 years of data exclusivity for a new chemical entity or 12 years of data exclusivity for a biologic from approval date (3 years may be available for certain additional data).

•	Pediatric Exclusivity: 6 months added to end of existing patents/regulatory exclusivities.

However, as explained above, prior to actual approval we do not know with precision the date of actual regulatory approval of a product or the full range of patents that will ultimately be applicable on approval (and, therefore, their term).  Due to that, we cannot identify the date from which any such regulatory exclusivity period would run or determine to what degree it would extend or otherwise impact the relevant patent term.

Finally, for the same reasons discussed above, we are unable to provide the information requested in your third and fourth bullet points.

We would note that, while our response above is focused on the US, similar environments and uncertainties exist in our other markets including the EU, Japan and emerging markets.

2. We acknowledge your response to our previous comment three. We acknowledge your representation from your March 11, 2011 response letter that you do not manage or monitor R&D expenditure on a project by project, therapy area or stage of completion basis. It is apparent based on your Financial Review disclosures on pages 83 and 88 explaining the variations in R&D expenses year over year that you track R&D expenses at project levels (e.g., costs incurred on TC-5214 and fostamatinib in the 2010 discussion), base technology (e.g., discussion of biologics in the 2009 disclosure) and stage of completion basis (e.g., discussion of late stage projects in both the 2010 and 2009 disclosures), even though you do not manage at this level. Please provide us proposed revised disclosure to be included in future periodic reports that provides quantification of where you expend your R&D effort. In this regard, a statement indicating that specified percentages of R&D expenses historically have been spent on discovery and preclinical studies, early-stage clinical trials and late-stage clinical trials may be sufficient to provide the context necessary for an investor to understand where you concentrate your resources considering that you manage R&D on a portfolio basis and that you used late-stage projects as partial explanation for the variation in R&D expenses in the last two years’ Financial Reviews.

Your comment requests that we provide you with ‘proposed revised disclosure to be included in future periodic reports that provides quantification of where you expend your R&D effort’ detailing the R&D expenses that ‘historically have been spent on discovery and preclinical studies, early-stage clinical trials and late-stage clinical trials’.

As detailed in previous responses, both the SET and PIB have historically not managed our business from a financial perspective according to the individual stages listed above. When R&D spend has, by its nature, varied year on year, we have commented on the variations in our Financial Review by identifying the major areas of spend contributing to the year on year variations in spend (as you highlight above) based on our day-to-day operational oversight of our business operations. This does not change the fact, however, that our R&D expenditure as a whole is managed on an integrated and global basis and is reported on that basis to our SET or PIB and used on that basis for the strategic executive management of the business.

Our previous correspondence over 2010 and 2011, including our letter of 11 March 2011, have emphasised that the most significant criteria used by the PIB in prioritizing and funding discovery and development projects are non-financial factors. However, as detailed on pages 27 to 29 of our Annual Report, our new R&D organisational structure and operating model comprises of iMeds (innovative medicine units), which work across discovery and early development, and Global Medicines Development (GMD), which undertakes later stage development. Given that the iMeds in this new structure encompass both discovery and early development, in response to your request but having reference to the internal structure of our R&D function, we propose to include the following additional information on our R&D expenditure in our 2011 Annual Report and Form 20-F:

R & D spend analysis	2011	2010	2009
iMeds (%) (Discovery and early development)	[ ]	[ ]	[ ]
GMD (%) (Late stage development)	[ ]	[ ]	[ ]
Core research and development costs ($m)	[ ]	4,219	4,334

We believe that including this information in our Annual Report will provide additional context for our investors to further their understanding of where we have concentrated our R&D resources in the years being reported, whilst reflecting the internal structure of our R&D organisation and not implying an artificial split of management of resources between discovery and early development which does not exist within our business in practice.

Financial Review, page 79

3. Please explain to us why you disclose on page 88 and on page 38 of your 2009 Annual Report that your core R&D expenditures for 2009 were 3% lower than 2008 when it appears that your $4,334 million core R&D expenditures for 2009 were 12.5% lower than the $4,953 million spent in 2008. Please tell us whether the factors you use to explain the 3% change are the same as those to explain the apparent 12.5% change and quantify for us the impact of each factor identified.

On page 40 of our 2009 Annual Report, in the Reconciliation of Reported results to Core results – ‘2008 to 2009 Core result’ table we provide an analysis of the $619 million (12.5% referred to above) decline in Research and Development costs identifying the effects of currency movements.  The majority of the decline, $469 million, was caused by the impact of exchange, arising from currency movements, between 2008 and 2009. As well as being clearly detailed in the table on page 40 of our 2009 Annual Report (and page 39 for Reported results), both our commentary on page 38 and the tables on page 40 of our 2009 Annual Report clearly illustrate that, after removing the effect of exchange rates movements between 2009 and 2008, Core R&D expenditure declined by only 3% or $150 million. The commentary and table are reproduced in our 2010 Annual Report on page 88. Since the decline after exchange impacts was only $150 million for our Core result, we believe that the level of commentary provided is sufficiently detailed.

Notes to the Group Financial Statements

4 Taxation, page 149

4. We acknowledge your response and your proposed disclosure addressing our comment six. Please specify in your proposed disclosure which overseas jurisdictions are granted “special status” and taxed at a reduced rate and the length of time the “special status” will be in effect.

Further to your comment above, we intend to include the following additional disclosure in our 2011 Annual Report:

AstraZeneca is domiciled in the UK but operates in other countries where the tax rates and tax laws are different to those in the UK. The impact of differences in effective overseas tax rates on the Group’s overall tax charge is shown above. Profits arising from our manufacturing operation in Puerto Rico are granted special status and are taxed at a reduced rate compared with the normal rate of tax in that territory under a tax incentive grant that expires in 2016.